UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ___________________
Commission file number 000-21656
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
United Community Banks, Inc.
Profit Sharing Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
United Community Banks, Inc.
63 Highways 515, PO Box 398
Blairsville, GA 30512

UNITED COMMUNITY BANKS, INC.
PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006
(with Report of Independent Registered Public Accounting Firm)

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Cash	$351,281	$732,123
Investments at fair value:
Common stock of United Community Banks, Inc.	22,363,557	42,412,566
Shares of registered investment company mutual funds	50,581,791	43,520,475

Total investments	72,945,348	85,933,041

Receivables:
Employer’s contributions	—	2,075,236
Accrued dividends	270,357	94,820
Due from brokers	104,390	199,003

Total receivables	374,747	2,369,059

Total assets	73,671,376	89,034,223

Liabilities:
Amounts due to brokers	300,752	283,456

Total liabilities	300,752	283,456

Net assets available for plan benefits	$73,370,624	$88,750,767

See accompanying notes to financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2007

Additions to net assets attributable to:
Investment income:
Interest and dividends	$1,678,995

Total investment income	1,678,995

Contributions:
Employer match	3,100,492
Employee deferrals	5,551,687
Employee rollovers and other	302,892

Total contributions	8,955,071

Total additions	10,634,066

Deductions from net assets attributable to:
Net depreciation in fair value of investments	21,065,967
Distributions paid to participants	4,626,985
Administrative expenses	321,257

Total deductions	26,014,209

Decrease in net assets available for plan benefits	(15,380,143)
Net assets available for plan benefits:
Beginning of year	88,750,767

End of year	$73,370,624

See accompanying notes to financial statements

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following description of United Community Banks, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and was formed to provide benefits exclusively for the employees of United Community Banks, Inc. and its subsidiaries (the “Company”). Employees are eligible to participate in the Plan on the next immediate enrollment date following employment, but are eligible to participate in the matching portion of the Plan after the completion of one year of service with the Company as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Employees of the Company participating in the Plan are entitled to make pre-tax contributions to the Plan in amounts from 2% to 75% of their annual base salary and commissions. The Company’s matching contribution is up to 5% of a participant’s annual base salary and commissions for those who have completed at least one year of service and have elected to make deferred contributions. The Company may also make an additional discretionary contribution in any Plan year. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service		Percentage
Less Than	1	0%
	2	33%
	3	66%
More Than	3	100%
Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing administrative expenses paid from the Plan.
Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.
Administrative Expenses
The Plan pays substantially all administrative expenses.
Forfeited Accounts
At December 31, 2007 and 2006, forfeited non vested accounts approximated $19,000 and $24,000, respectively. These amounts will be used to reduce future administrative expenses.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(1)	Description of the Plan, continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination or discontinuance of contributions will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. The Company’s stock trades on the Nasdaq Global Select Market, and the value of the Company’s stock is based on a quoted market price. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. The Plan holds investments at December 31, 2007 and 2006 in the Plan sponsor common stock amounting to $22,363,557 and $42,412,566, respectively. This investment represents 31% and 49% of total investments at December 31, 2007 and 2006, respectively. A significant decline in the market value of the Plan Sponsor’s common stock would significantly affect the net assets available for benefits.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for plan benefits.

The net gain or loss from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains and losses are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest and dividends received on the Company’s common stock and mutual fund shares.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments

The following table represents investments at December 31, 2007 and 2006.

	2007	2006

Cash	$351,281	$732,123

United Community Banks, Inc. common stock (1,415,415 and 1,312,270 shares at December 31, 2007 and 2006, respectively)	$22,363,557	$42,412,566

Mutual funds:
American Beacon Select Money Market	$2,773,699	$1,984,709
NestEgg Dow Jones U.S. 2040 Fund	6,791,180	6,258,532
NestEgg Dow Jones U.S. 2030 Fund	6,672,700	5,819,391
NestEgg Dow Jones U.S. 2020 Fund	11,890,582	10,584,538
NestEgg Dow Jones U.S. 2010 Fund	2,513,924	2,393,498
NestEgg Dow Jones U.S. 2015 Fund	3,481,634	3,890,881
American Independence International Equity Fund	2,460,171	1,424,381
Federated Max-Cap Fund	—	1,466,060
Franklin Strategic Small MIDCAP Growth Fund	—	1,274,089
Vanguard Windsor II Fund	2,222,281	1,782,859
Vanguard Explorer Fund	1,245,134	1,002,345
Vanguard 500 Index Fund	1,570,577	—
Royce Low Priced Stock Fund	—	1,089,045
Goldman Sachs Mid Cap Value Fund	1,777,155	1,234,081
Morgan Stanley Mid Cap Growth Fund	2,150,080	—
Northern Small Cap Value Fund	957,700	—
T Rowe Price Growth Fund	1,738,756	1,161,962
PIMCO Total Return Bond Fund	2,336,218	2,154,104

Total mutual funds	$50,581,791	$43,520,475

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in value by $21,132,492 as detailed below:

Year Ended
December 31, 2007

Net change in investments at fair value as determined by quoted market price:
Mutual funds	$1,694,637
United Community Banks, Inc. common stock	(22,827,129)

Net change in fair value	$(21,132,492)

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Notes to Financial Statements, continued
(3)	Investments, continued

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2007 and/or 2006, are separately identified.

	December 31
	2007	2006

United Community Banks, Inc. common stock	$22,363,557	$42,412,566
NestEgg Dow Jones U.S. 2040 Fund	6,791,180	6,258,532
NestEgg Dow Jones U.S. 2030 Fund	6,672,700	5,819,391
NestEgg Dow Jones U.S. 2020 Fund	11,890,582	10,584,538
(4)	Tax Status

The Plan obtained its latest determination letter on October 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan was amended effective December 21, 2006; however, the Plan sponsor and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company and INTRUST Bank, N.A. (the “Trustee”). The Company, as the plan sponsor, declares cash dividends on its common stock on a quarterly basis throughout the year. In 2007, the Plan received cash dividends of approximately $468,889 on its investment in the Company’s stock. Additionally, the Company provides a discretionary contribution to the Plan’s participants, which is based on the diluted earnings per share of the Company. The contribution receivable was $2,075,236 as of December 31, 2006. No discretionary contribution was made for the 2007 plan year, and therefore there was no contribution receivable as of December 31, 2007.

The Plan regularly purchases shares of the Company’s common stock directly from the Company based on the average of the high and low price for United Community Banks, Inc. common stock as reported by Nasdaq on the date of transaction. During 2007 and 2006, the Plan purchased 71,577 and 111,485 shares, respectively, directly from the Company.

The Trustee functions as the trustee, custodian and record keeper for the Plan. The cost for these services totaled $321,257 for 2007 and is presented on the statement of changes in net assets available for plan benefits as administrative expenses. The fees for 2007 for trustee and custodial services amounted to $273,592 and for record keeping amounted to $47,665.

(6)	Acquisition

On June 1, 2007, the Company acquired Gwinnett Commercial Group, Inc. and its wholly owned subsidiary, First Bank of the South. Contributions to Gwinnett Commercial Group, Inc.’s defined contribution plan ceased at the acquisition date. Gwinnett Commercial Group, Inc.’s defined contribution plan is in the process of being merged into the Plan, pending approval from the Department of Labor. No assets or transactions of the Gwinnett Commercial Group, Inc. plan are included in these financial statements.

UNITED COMMUNITY BANKS, INC. PROFIT SHARING PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2007
Employer Identification Number: 58-0554454
Plan Number: 001

	Identity of issuer			Fair
(a)	or similar party (b)	Description of assets (c)	Cost (d)	Value (e)

*	United Community Banks, Inc.	Common stock -- 1,415,415 shares	N/A	$22,363,557
	American Beacon	Select Funds Money Market -- 2,773,699 shares	N/A	2,773,699
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2040 Fund -- 659,338 shares	N/A	6,791,180
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2030 Fund -- 659,358 shares	N/A	6,672,700
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2020 Fund -- 1,114,394 shares	N/A	11,890,582
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S. 2010 Fund -- 249,645 shares	N/A	2,513,924
*	INTRUST Bank, N.A.	NestEgg Dow Jones U.S 2015 Fund -- 345,743 shares	N/A	3,481,634
*	INTRUST Bank, N.A.	America Independence International Equity Fund -- 167,018 shares	N/A	2,460,171
	Vanguard Funds	Vanguard Explorer Fund -- 17,490 shares	N/A	1,245,134
	Vanguard Funds	Vanguard Windsor II Fund -- 71,090 shares	N/A	2,222,281
	Vanguard Funds	Vanguard 500 Index Fund -- 14,068 shares	N/A	1,570,577
	PIMCO Funds	PIMCO Total Return Bond Fund -- 218,542 shares	N/A	2,336,218
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund -- 49,864 shares	N/A	1,777,155
	T Rowe Price	T Rowe Price Growth Stock Fund -- 51,656 shares	N/A	1,738,756
	Morgan Stanley	Morgan Stanley Mid Cap Growth Fund -- 64,509 shares	N/A	2,150,080
	Northern Trust Investments	Northern Small Cap Value Fund -- 68,949 shares	N/A	957,700

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
United Community Banks, Inc.
Profit Sharing Plan
By: /s/ John Goff
Title: Vice President and Trust Officer INTRUST BANK, N.A.
Date: June 20, 2008

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm